Exhibit 99.7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2.	Name of shareholder having a major interest

BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VARIOUS NOMINEE COMPANIES

5.	Number of shares/amount of stock acquired

Not disclosed

6.	Percentage of issued class

–

7.	Number of shares/amount of stock disposed

Not disclosed

8.	Percentage of issued class

–

9.	Class of security

Ordinary Shares

10.	Date of transaction

Not Disclosed

11.	Date company informed

24 JULY 2003

12.	Total holding following this notification

133,930,833 Ordinary Shares

13.	Total percentage holding of issued class following this notification

11.24%

14.	Any additional information

–

15.	Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16.	Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, Company Secretariat Manager

Date of notification 25 JULY 2003